UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Anthera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03674U102

(CUSIP Number)

March 4, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03674U102		13 G

1	Names of Reporting Persons. HBM BioCapital (EUR) L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Common Stock

	6	Shared Voting Power 1,521,851 shares Common Stock (2)

	7	Sole Dispositive Power 0 shares of Common Stock

	8	Shared Dispositive Power 1,521,851 shares Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,521,851 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.0% (3)

12	Type of Reporting Person* PN

(1)           This Schedule 13G is filed by HBM BioCapital (EUR) L.P., a Cayman Islands limited partnership (“BioCapital EUR”), HBM BioCapital (USD) L.P., a Cayman Islands limited partnership (“ BioCapital USD”) and HBM BioCapital Ltd., a Cayman Islands limited company (“BioCapital Ltd.,” together with BioCapital EUR and BioCapital USD, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)           Includes (i) 1,293,575 shares of Common Stock held by BioCaptial EUR and (ii) 228,276 shares of Common Stock held by BioCapital USD. BioCapital Ltd. serves as the sole general partner of both BioCapital EUR and BioCapital USD and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of March 4, 2010.

(3)           This percentage is calculated based upon the 21,649,515 shares of Common Stock outstanding as of  March 4, 2010, as set forth in the Issuer’s Prospectus, filed with the Securities and Exchange Commission on March 1, 2010, assuming no exercise of the underwriters’ overallotment option.

CUSIP No. 03674U102		13 G

1	Names of Reporting Persons. HBM BioCapital (USD) L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Common Stock

	6	Shared Voting Power 1,521,851 shares Common Stock (2)

	7	Sole Dispositive Power 0 shares of Common Stock

	8	Shared Dispositive Power 1,521,851 shares Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,521,851 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.0% (3)

12	Type of Reporting Person* PN

(1)           This Schedule 13G is filed by HBM BioCapital (EUR) L.P., a Cayman Islands limited partnership (“BioCapital EUR”), HBM BioCapital (USD) L.P., a Cayman Islands limited partnership (“ BioCapital USD”) and HBM BioCapital Ltd., a Cayman Islands limited company (“BioCapital Ltd.,” together with BioCapital EUR and BioCapital USD, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)           Includes (i) 1,293,575 shares of Common Stock held by BioCaptial EUR and (ii) 228,276 shares of Common Stock held by BioCapital USD. BioCapital Ltd. serves as the sole general partner of both BioCapital EUR and BioCapital USD and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of March 4, 2010.

(3)           This percentage is calculated based upon the 21,649,515 shares of Common Stock outstanding as of  March 4, 2010, as set forth in the Issuer’s Prospectus, filed with the Securities and Exchange Commission on March 1, 2010, assuming no exercise of the underwriters’ overallotment option.

CUSIP No. 03674U102		13 G

1	Names of Reporting Persons. HBM BioCapital Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Common Stock

	6	Shared Voting Power 1,521,851 shares Common Stock (2)

	7	Sole Dispositive Power 0 shares of Common Stock

	8	Shared Dispositive Power 1,521,851 shares Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,521,851 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.0% (3)

12	Type of Reporting Person* CO

(1)           This Schedule 13G is filed by HBM BioCapital (EUR) L.P., a Cayman Islands limited partnership (“BioCapital EUR”), HBM BioCapital (USD) L.P., a Cayman Islands limited partnership (“ BioCapital USD”) and HBM BioCapital Ltd., a Cayman Islands limited company (“BioCapital Ltd.,” together with BioCapital EUR and BioCapital USD, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)           Includes (i) 1,293,575 shares of Common Stock held by BioCaptial EUR and (ii) 228,276 shares of Common Stock held by BioCapital USD. BioCapital Ltd. serves as the sole general partner of both BioCapital EUR and BioCapital USD and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of March 4, 2010.

(3)           This percentage is calculated based upon the 21,649,515 shares of Common Stock outstanding as of  March 4, 2010, as set forth in the Issuer’s Prospectus, filed with the Securities and Exchange Commission on March 1, 2010, assuming no exercise of the underwriters’ overallotment option.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $[              ] per share (“Common Stock”), of Anthera Pharmaceuticals, Inc. (the “Issuer”).

Item 1
	(a)	Name of Issuer: Anthera Pharmaceuticals, Inc.
Address of Issuer’s Principal Executive Offices: 25801 Industrial Boulevard, Suite B Hayward, California 94545

Item 2
	(a)	Name of Person(s) Filing: HBM BioCapital (EUR) L.P. HBM BioCapital (USD) L.P. HBM BioCapital Ltd.
	(b)	Address of Principal Business Office: c/o HBM BioCapital Ltd. Centennial Towers, 3rd Floor 2454 West Bay Road Grand Cayman, Cayman Islands
	(c)	Citizenship: HBM BioCapital (EUR) L.P. - Cayman Islands, British West Indies HBM BioCapital (USD) L.P. - Cayman Islands, British West Indies HBM BioCapital Ltd. - Cayman Islands, British West Indies
	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share.
	(e)	CUSIP Number: 03674U102

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of March 4, 2010:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1),(2)

HBM BioCapital (EUR) L.P.	1,293,575	0	1,521,851	0	1,521,851	1,521,851	7.0%

HBM BioCapital (USD) L.P	228,276	0	1,521,851	0	1,521,851	1,521,851	7.0%

HBM BioCapital Ltd. (3)	0	0	1,521,851	0	1,521,851	1,521,851	7.0%

(1)           Represents the number of shares of Common Stock currently underlying all securities held by the Reporting Person.

(2)           This percentage is calculated based upon the 21,649,515 shares of Common Stock outstanding as of  March 4, 2010, as set forth in the Issuer’s Prospectus, filed with the Securities and Exchange Commission on March 1, 2010, assuming no exercise of the underwriters’ overallotment option.

(3)           BioCapital Ltd. serves as the sole general partner of both BioCapital EUR and BioCapital USD and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of March 4, 2010.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.

(a) The following certification shall be included if the statement is filed pursuant to §240.13d—1(b):

Not applicable.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d—1(b)(1)(ii)(J), or if the statement is filed pursuant to §240.13d—1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to §240.13d—1(b)(1)(ii)(J):

Not applicable.

(c) The following certification shall be included if the statement is filed pursuant to §240.13d—1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2010

HBM BioCapital (EUR) L.P

By:	HBM BioCapital Ltd.
Its:	General Partner

By:	/s/ John Arnold
Chairman & Managing Director

HBM BioCapital (USD) L.P.

By:	HBM BioCapital Ltd.
Its:	General Partner

By:	/s/ John Arnold
Chairman & Managing Director

HBM BioCapital Ltd.

By:	/s/ John Arnold
Chairman & Managing Director

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Anthera Pharmaceuticals, Inc. is filed on behalf of each of us.

Dated: March 11, 2010

HBM BioCapital (EUR) L.P

By:	HBM BioCapital Ltd.
Its:	General Partner

By:	/s/ John Arnold
Chairman & Managing Director

HBM BioCapital (USD) L.P.

By:	HBM BioCapital Ltd.
Its:	General Partner

By:	/s/ John Arnold
Chairman & Managing Director

HBM BioCapital Ltd.

By:	/s/ John Arnold
Chairman & Managing Director